THE GABELLI INVESTOR FUNDS, INC.
                              One Corporate Center
                               Rye, New York 10580

                                                     April 30, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:  Laura Hatch:

                                    Re:     The Gabelli Investor Funds, Inc.
                                            Registration Statement on Form N-1A
                                            Post-Effective Amendment No. 21
                                           (FILE NOS: 33-54016 AND 811-07326)

Dear Ms. Hatch:

                  In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, The Gabelli Investor Funds, Inc. hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it may become effective by 5:00 p.m., New York City time, on April 30, 2007, or as soon as practical thereafter.

                  In the foregoing connection, the Fund acknowledges that the disclosure in the Registration Statement is the responsibility of the Fund. The Fund acknowledges that staff comments or changes in response to staff comments in the proposed disclosure in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The Fund also represents to the Securities and Exchange Commission (the "Commission") that should the Commission, or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Fund represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                  The Fund further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

                                            Sincerely,

                                           The Gabelli Investor Funds, Inc.

                                   By:      /s/Bruce N. Alpert
                                            Bruce N. Alpert
                                            President

                             GABELLI & COMPANY, INC.
                              One Corporate Center
                            Rye, New York 10580-1422
                                 April 30, 2007

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attn:  Laura Hatch

                  Re:      The Gabelli Investor Funds, Inc.
                           Registration Statement on Form N-1A
                           Post-Effective Amendment No. 21
                           (FILE NOS.: 33-54016 AND 811-07326)

Dear Ms. Hatch:

                  In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, the undersigned, in connection with the offering of common shares of beneficial interest in the above fund and in its capacity as the principal underwriter of such fund, hereby joins in its request for acceleration of the effective date of the above-captioned Registration Statement so that it may become effective by 5:00 p.m., New York City time, on April 30, 2007 or as soon as practical thereafter.

                                                         Sincerely,

                                                         Gabelli & Company, Inc.



                                             By:      /s/Bruce N. Alpert

                                                      Bruce N. Alpert
                                                      Vice President